July 31, 2025

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, N.E.
Washington, D.C. 20549

Attn: Lauren Pierce and Jan Woo

Re: Oblong, Inc.
Registration Statement on Form S-3
Filed June 20, 2025, as amended on July 18, 2025 and July 29, 2025
File No. 333-288217
Acceleration Request

Dear Mses. Mansaray and Woo:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement (as amended, the “Registration Statement”) be accelerated so that the same will become effective on August 1, 2025, at 4:15 p.m., Eastern Standard Time, or as soon thereafter as is practicable.

Please contact Ron Levine of Arnold & Porter Kaye Scholer LLP via telephone at (303) 863-2235 or via e-mail at Ron.Levine@arnoldporter.com with any questions, and please notify him when this request for acceleration has been granted.

Very truly yours,

OBLONG, INC.

By: /s/ Peter J. Holst

Name: Peter J. Holst

Title: Chief Executive Officer